UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended June 30, 2009
Commission File Number 1-14840
AMDOCS LIMITED
Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island of Guernsey, GY1 3QT
Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F ☑          FORM 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
YES ☐          NO ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

AMDOCS LIMITED
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
FOR THE QUARTER ENDED JUNE 30, 2009
INDEX

PART I FINANCIAL INFORMATION
Item 1. Financial Statements
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statement of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Unaudited Consolidated Financial Statements
Item 2. Operating and Financial Review and Prospects
PART II OTHER INFORMATION
Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities
Item 2. Reports on Form 6-K
SIGNATURES
This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION
Item 1. Financial Statements
AMDOCS LIMITED
CONSOLIDATED BALANCE SHEETS
(dollar and share amounts in thousands, except per share data)

	As of
	June 30,	September 30,
	2009	2008
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$684,901	$718,850
Short-term interest-bearing investments	595,388	525,528
Accounts receivable, net	507,507	573,764
Deferred income taxes and taxes receivable	106,906	84,515
Prepaid expenses and other current assets	95,224	102,930

Total current assets	1,989,926	2,005,587
Equipment and leasehold improvements, net	279,247	317,081
Deferred income taxes	160,009	187,173
Goodwill	1,541,751	1,526,371
Intangible assets, net	248,821	270,551
Other noncurrent assets	279,095	272,300

Total assets	$4,498,849	$4,579,063

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$111,936	$157,357
Accrued expenses and other current liabilities	151,056	224,699
Accrued personnel costs	166,541	218,229
Short-term portion of financing arrangements	1,037	1,660
Deferred revenue	185,097	197,851
Deferred income taxes and taxes payable	24,358	30,228

Total current liabilities	640,025	830,024
Convertible notes	1,020	450,000
Long-term financing arrangements	300,000	—
Deferred income taxes and taxes payable	274,903	266,548
Noncurrent liabilities and other	208,232	227,300

Total liabilities	1,424,180	1,773,872

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 and 550,000 shares, respectively; £0.01 par value; 241,353 and 240,836 issued and 203,966 and 203,916 outstanding, respectively	3,911	3,900
Additional paid-in capital	2,298,179	2,264,800
Treasury stock, at cost —37,387 and 36,920 Ordinary Shares, respectively	(919,874)	(907,280)
Accumulated other comprehensive loss	(8,360)	(14,834)
Retained earnings	1,700,813	1,458,605

Total shareholders’ equity	3,074,669	2,805,191

Total liabilities and shareholders’ equity	$4,498,849	$4,579,063

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(dollar and share amounts in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2008	2009	2008
Revenue:
License	$26,075	$35,244	$107,879	$93,570
Service	664,190	785,044	2,047,309	2,243,249

	690,265	820,288	2,155,188	2,336,819

Operating expenses:
Cost of license	537	555	2,097	2,267
Cost of service	441,777	528,437	1,381,825	1,493,134
Research and development	51,134	56,137	160,113	168,240
Selling, general and administrative	81,732	104,632	256,305	300,963
Amortization of purchased intangible assets	21,839	22,796	63,594	66,302
Restructuring charges and in-process research and development	—	1,780	20,780	1,780

	597,019	714,337	1,884,714	2,032,686

Operating income	93,246	105,951	270,474	304,133
Interest income (expense) and other, net	2,514	6,159	(1,014)	23,797

Income before income taxes	95,760	112,110	269,460	327,930
Income taxes	10,212	11,438	29,035	31,735

Net income	$85,548	$100,672	$240,425	$296,195

Basic earnings per share	$0.42	$0.49	$1.19	$1.43

Diluted earnings per share	$0.42	$0.46	$1.16	$1.36

Basic weighted average number of shares outstanding	202,750	206,329	202,624	207,069

Diluted weighted average number of shares outstanding	203,515	219,120	208,514	220,315

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
(dollar and share amounts in thousands)

					Accumulated
			Additional		Other		Total
	Ordinary Shares		Paid-in	Treasury	Comprehensive	Retained	Shareholder’s
	Shares	Amount	Capital	Stock	(Loss) Income	Earnings	Equity
Balance as of September 30, 2008	203,916	$3,900	$2,264,800	$(907,280)	$(14,834)	$1,458,605	$2,805,191
Comprehensive income:

Net income	—	—	—	—	—	240,425	240,425
Unrealized gain on foreign currency hedging contracts, net of $(751) tax	—	—	—	—	4,852	—	4,852
Unrealized gain on short-term interest-bearing investments, net of $42 tax	—	—	—	—	1,014	—	1,014
Unrealized gain on defined benefit plan, net of $1,232 tax	—	—	—	—	2,391	—	2,391

Comprehensive income							248,682

Cumulative effect from adoption of FSP No. 115-2/124-2 at April 1, 2009	—	—	—	—	(1,783)	1,783	—
Employee stock options exercised	173	4	2,015	—	—	—	2,019

Repurchase of shares	(468)	—	—	(12,594)	—	—	(12,594)

Tax benefit of stock options exercised	—	—	(1,967)	—	—	—	(1,967)

Issuance of restricted stock, net of forfeitures	345	7		—	—	—	7

Equity-based compensation expense related to employees	—	—	33,331	—	—	—	33,331

Balance as of June 30, 2009	203,966	$3,911	$2,298,179	$(919,874)	$(8,360)	$1,700,813	$3,074,669

As of June 30, 2009 and September 30, 2008, accumulated other comprehensive loss is comprised of unrealized loss on foreign currency hedging contracts, net of tax, of $(304) and $(5,156), respectively, and unrealized loss on short-term interest-bearing investments, net of tax, of $(10,231) and $(9,462), respectively, and unrealized gain (loss) on defined benefit plan assets, net of tax, of $2,175 and $(216), respectively.
The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollar amounts in thousands)

	Nine months ended
	June 30,
	2009	2008
Cash Flow from Operating Activities:
Net income	$240,425	$296,195
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	147,869	143,978
In-process research and development expenses	5,640	1,780
Loss (gain) on sale of equipment	67	(55)
Equity-based compensation expense	33,331	43,710
Deferred income taxes	13,097	6,378
Gain on repurchase of convertible notes	(2,185)	—
Excess tax benefit from equity-based compensation	(10)	(209)
Loss from short-term interest-bearing investments	5,821	1,771
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	63,843	(148,472)
Prepaid expenses and other current assets	6,875	8,166
Other noncurrent assets	2,263	(40,420)
Accounts payable, accrued expenses and accrued personnel	(139,466)	(20,728)
Deferred revenue	8,815	12,283
Income taxes payable	(12,638)	(25,429)
Noncurrent liabilities and other	(38,268)	26,590

Net cash provided by operating activities	335,479	305,538

Cash Flow from Investing Activities:
Proceeds from sale of equipment and leasehold improvements	429	1,103
Payments for purchase of equipment and leasehold improvements	(65,474)	(101,530)
Proceeds from sale of short-term interest-bearing investments	601,844	575,602
Purchase of short-term interest-bearing investments	(676,472)	(513,462)
Net cash paid for acquisitions	(61,890)	(56,970)

Net cash used in investing activities	(201,563)	(95,257)

Cash Flow from Financing Activities:
Borrowing under long-term financing arrangements	450,000	—
Payment under long-term financing arrangements	(150,000)	—
Redemption of convertible notes	(330,780)	(174)
Repurchase of convertible notes	(116,015)	—
Repurchase of shares	(20,014)	(172,339)
Payments under capital lease and short-term financing arrangements	(3,632)	—
Borrowing under short-term financing arrangements	540	—
Proceeds from employee stock options exercised	2,026	33,755
Excess tax benefit from equity-based compensation	10	209

Net cash used in financing activities	(167,865)	(138,549)

Net (decrease) increase in cash and cash equivalents	(33,949)	71,732
Cash and cash equivalents at beginning of period	718,850	615,501

Cash and cash equivalents at end of period	$684,901	$687,233

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$23,701	$40,402
Interest	2,616	3,585
The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
1. Basis of Presentation
     Amdocs Limited (“Amdocs” or the “Company”) is a leading provider of software products and services to the communication, media and entertainment industry. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience systems, including revenue, customer and information management, digital commerce and service delivery, service and resource management, and consulting and managed services, primarily to leading wireless, wireline, broadband cable and satellite service providers throughout the world. Amdocs also offers a full range of directory sales and publishing systems.
     The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.
     The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.
     The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2008, set forth in the Company’s Annual Report on Form 20-F filed on December 8, 2008 with the U.S. Securities and Exchange Commission (the “SEC”). Subsequent events were evaluated through August 10, 2009, the date these financial statements were issued.
     Reclassification
     Certain immaterial amounts in prior year financial statements have been reclassified to conform to the current year presentation.
2. Recent Accounting Pronouncements
     In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141(R) applies to the Company prospectively for business combinations for which the acquisition date is on or after October 1, 2009.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirement to classify noncontrolling interests as a component of consolidated stockholders’ equity, the elimination of “minority interest” accounting in results of operations and changes in the accounting for both increases and decreases in a parent’s controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and early adoption is prohibited. The Company does not expect that the application of SFAS No.160 will have a material impact on its consolidated results of operations and financial condition.
3. Adoption of New Accounting Standards
     In April 2009, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No. 157-4”). FSP No. 157-4 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased in relation to normal market activity for the asset or liability. FSP No. 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly and when the use of multiple (or different) valuation techniques may be warranted and considered. In addition, FSP No. 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. The Company adopted FSP No. 157-4 on April 1, 2009, which did not have a material impact on the Company’s financial statements.
     In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP No. 115-2/124-2”). FSP No. 115-2/124-2 clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired; provides guidance on the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income; and expands the disclosures required for other-than-temporary impairments for debt and equity securities. FSP No. 115-2/124-2 requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis. If either of those criteria is met, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. The Company adopted FSP No. 115-2/124-2 on April 1, 2009, and reclassified the $1,783 noncredit related portion of other than temporary impairment losses recognized in prior period earnings, as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009. Please see Note 5.
     In April 2009, the FASB issued FSP FAS No. 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP No. 107-1/APB 28-1”). FSP No. 107-1/APB 28-1 requires interim disclosures regarding the fair value of financial instruments that are within the scope of FAS 107, “Disclosures about Fair Value of Financial Instruments.” Additionally, FSP No. 107-1/APB 28-1 requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from prior periods. FSP No. 107-1/APB 28-1 does not change the accounting treatment for these financial instruments. The Company adopted FSP No. 107-1/APB 28-1 on April 1, 2009. Please see Note 4.
     In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). The provisions of SFAS No. 165 set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may have occurred for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted SFAS No. 165 on April 1, 2009. Please see Note 1.
     On January 1, 2009, the Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133. SFAS No. 161 requires entities to provide greater transparency through additional disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. The Company’s adoption of SFAS No. 161 did not impact the consolidated financial results as it requires additional disclosure, rather than a change in accounting. Please see Note 6.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In October 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP No.157-3”). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective October 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS No.157 for financial assets and financial liabilities did not have a material impact on its results of operations or the fair values of its financial assets and liabilities. Please see Note 4.
     In February 2008, the FASB issued FSP No. SFAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP No. 157-2”) which provides a one-year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). The Company is currently assessing the impact that SFAS No.157-2 will have on its results of operations and financial position when it is applied to nonfinancial assets and nonfinancial liabilities beginning in the first quarter of fiscal 2010.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of SFAS No. 115 (“SFAS No. 159”), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. Effective October 1, 2008, the Company adopted SFAS No. 159, but it has not elected the fair value option for any eligible financial instruments as of June 30, 2009.
4. Fair Value Measurement
     SFAS No. 157 defines fair value as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
     SFAS No. 157 establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are as follows:
     Level 1: Quoted prices in active markets for identical assets or liabilities;
     Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and
     Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
     The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2009:

	Level 1	Level 2	Total
Money market funds	$428,869	$—	$428,869
Available-for-sale securities:
U.S. government treasuries	269,040	—	269,040
U.S. agencies	—	220,112	220,112
Government guaranteed debt	—	69,260	69,260
Supranational and sovereign debt	—	22,202	22,202
Corporate bonds	—	46,481	46,481
Asset backed obligations	—	28,557	28,557
Mortgages (including agencies and corporate)	—	36,435	36,435
Commercial paper/ certificates of deposits	—	1,463	1,463

Total available-for-sale securities	269,040	424,510	693,550

Derivative financial instruments, net	—	(4,783)	(4,783)

Total	$697,909	$419,727	$1,117,636

     Available for sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency and option contracts valued primarily based on observable inputs including both forward and spot prices for currencies.
Fair Value of Financial Instruments
     The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, accounts payable, foreign currency forward exchange contracts and options, debt under short-term financing arrangements and a credit facility. The fair value of the financial instruments included in the accounts of the Company does not significantly vary from their carrying amount.

5. Available-For-Sale Securities
     Available-for-sale securities consist of the following interest-bearing investments:

	As of June 30, 2009
		Gross unrealized	Gross unrealized
	Amortized cost	gains	losses	Fair value
U.S. government treasuries	$267,615	$1,628	$203	$269,040
U.S. agencies	218,368	1,744	—	220,112
Government guaranteed debt	69,079	241	60	69,260
Supranational and sovereign debt	22,142	85	25	22,202
Corporate bonds	47,556	622	1,697	46,481
Asset backed obligations	32,573	466	4,482	28,557
Mortgages (including agencies and corporate)	45,232	586	9,383	36,435
Commercial paper/ certificates of deposits	1,575	—	112	1,463

Total (1)	$704,140	$5,372	$15,962	$693,550

(1)	Available-for-sale securities are classified as short term interest-bearing investments on the Company’s balance sheet, except for $98,162 of securities with original maturities of 90 days or less which are included in cash and cash equivalents as of June 30, 2009.
     As of June 30, 2009, the unrealized losses were primarily due to the credit market conditions and yield curve movements. A significant portion of the unrealized losses have been in continuous loss positions for 12 months or greater. In the quarter ended June 30, 2009, the Company adopted FSP No. 115-2/124-2 and assessed whether the unrealized losses for the investments in its portfolio were other-than-temporary under this guidance. For securities that the Company does not intend to sell and it is not more likely than not that the Company will be required to sell, the Company used a discounted cash flow analysis to determine the portion of the impairment that relates to credit loss. To the extent that the net present value of the projected cash flows was less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. The expected cash flows were discounted using the effective interest rate implicit in the security at the date of acquisition. Based on this assessment the Company recognized a credit loss of $746 in the three months ended June 30, 2009. As of June 30, 2009, unrealized losses of $4,038 related to other-than-temporarily impaired securities are included in accumulated other comprehensive loss.
     In accordance with FSP No. 115-2/124-2, the $1,783 non-credit related amount of other- than -temporary impairment losses recognized in prior period earnings was reclassified as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009.
     The following table presents a cumulative roll forward of credit losses recognized in earnings as of June 30, 2009:

Balance as of April 1, 2009	$794
Credit loss on debt securities for which an other-than-temporary-impairment was not previously recognized	442
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	304

Balance as of June 30, 2009	$1,540

     As of June 30, 2009, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$357,444
Due within two years	159,979
Due within three years	94,685
Due within four years	18,267
Thereafter	63,175

$693,550

6. Derivative Financial Instruments
     The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.
     The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The maximum amount of loss due to credit risk that the Company would incur if counterparties to the derivative financial instruments failed completely to perform according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $9,000 as of June 30, 2009. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.
     The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.
     The table below presents the total volume or notional amounts of the Company’s derivative instruments as of June 30, 2009. Notional values are calculated based on forward rates as of June 30, 2009, U.S. dollar translated.

Notional Value*
Foreign exchange contracts	$595,159

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.
     In accordance with SFAS 133, the Company records all derivative instruments on the balance sheet at fair value (Please see Note 4). The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of June 30, 2009, as an asset or a liability is as follows:

As of June 30,
2009
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$7,169
Other noncurrent assets	1,416
Accrued expenses and other current liabilities	(9,647)
Noncurrent liabilities and other	(98)

(1,160)

Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	415
Accrued expenses and other current liabilities	(4,038)

(3,623)

Net fair value	$(4,783)

     Cash Flow Hedges
     In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into forward contracts and options to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in the major foreign currencies in which it operates. The Company designates these contracts for accounting purposes as cash flow hedges in accordance with SFAS No. 133. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a significant portion of the forward contracts and options outstanding as of June 30, 2009 are expected to mature within the next 12 months).
     The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income (loss), a separate component of shareholders’ equity, and subsequently reclassified into earnings to the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or options and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated receipts from customers, are recognized immediately in interest income (expense) and other, net.
     Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive loss into revenue, cost of service, research and development and selling general and administrative for the three and six months ended June 30, 2009 were $549, $(5,651), $(854) and $(934) and $3,589, $(15,358), $(2,933) and $(2,652), respectively (an aggregate of $(6,710) and $(16,678), net of taxes). The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and six months ended June 30, 2009, was not material.
     As of June 30, 2009, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive loss totaled $304. The Company estimates that $1,087 of the net loss related to these cash flow hedges included in other comprehensive loss as of June 30, 2009 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. Gains (losses) from cash flow hedges recognized in other comprehensive loss during the three and six months ended June 30, 2009 were $13,903 and $(7,883), respectively ($12,754 and $(6,463) net of taxes).
     The Company did not discontinue cash flow hedges during any of the periods presented because it was probable that the original forecasted transaction would not occur, nor are there any anticipated in the normal course of business.
     The activity related to the changes in net unrealized (losses) gains on cash flow hedges, net of tax, is as follows:

Net unrealized losses on cash flow hedges, net of tax, as of December 31, 2008	$(10,519)
Changes associated with hedging transactions, net of tax $(1,420)	(6,463)
Reclassification into earnings, net of tax $676	16,678

Net unrealized losses on cash flow hedges, net of tax, as of June 30, 2009	$(304)

     Other Risk Management Derivatives
     The Company also enters into forward contracts that are not designated as hedging instruments under SFAS No. 133 and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense.
     These instruments are generally short term in nature, with typical maturities of less than one year, and are subject to fluctuations in foreign exchange rates. Gains or losses on these derivatives, which partially offset the foreign currency impact from the underlying exposures, classified into revenue, cost of service, research and development, selling general and administrative, interest income (expense) and other, net and income taxes for the three and six months ended June 30, 2009 were $(2,334), $4,501, $0, $788, $(8,432) and $(805), and $(2,334), $(916), $(1,204), $437, $(5,699) and $(385), respectively.

7. Accounts Receivable, Net
Accounts receivable, net consists of the following:

	As of
	June 30,	September 30,
	2009	2008
Accounts receivable — billed	$472,430	$560,064
Accounts receivable — unbilled	44,439	48,264
Less—allowances (1)	(9,362)	(34,564)

Accounts receivable, net	$507,507	$573,764

(1)	The decrease in accounts receivable allowances in the nine months ended June 30, 2009, was primarily attributable to a settlement with a customer in which the allowances were written-off against the related accounts receivable and had no impact on revenue or net income in the nine months ended June 30, 2009.
8. Comprehensive Income
     Comprehensive income represents the change in shareholders’ equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2008	2009	2008
Net income	$85,548	$100,672	$240,425	$296,195
Other comprehensive income:
Unrealized gain (loss) on foreign currency hedging contracts, net of tax	19,464	(4,812)	4,852	2,604
Unrealized gain (loss) on short-term interest-bearing investments, net of tax	2,320	(4,890)	1,014	(6,424)
Unrealized gain on defined benefit plan, net of tax	—	—	2,391	—

Comprehensive income	$107,332	$90,970	$248,682	$292,375

9. Income Taxes
     The provision for income taxes for the following periods consisted of:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2008	2009	2008
Current	$8,399	$1,160	$13,602	$26,511
Deferred	1,813	10,278	15,433	5,224

Income taxes	$10,212	$11,438	$29,035	$31,735

     The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2008	2009	2008
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes	11	10	11	10

Effective income tax rate	11%	10%	11%	10%

     As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.
     As of June 30, 2009, deferred tax assets of $74,806, derived primarily from net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. Prior to the adoption of SFAS No. 141(R) on October 1, 2009, realization of the tax benefits related to such losses and associated with business combinations is recorded as an adjustment of goodwill and amounts not associated with business combinations are recognized as part of income tax expense. Subsequent to the adoption of SFAS No. 141(R), when realization of the tax benefits associated with such losses is deemed more likely than not, all of the valuation allowance will be recognized as part of income tax expense. As of June 30, 2009, $37,506 of the valuation allowance related to assets obtained from business combinations.
     The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $96,688 as of June 30, 2009, of which $92,642 would affect the effective tax rate if realized.
     As of June 30, 2009, the Company has accrued $14,856 in income taxes payable for interest and penalties relating to unrecognized tax benefits.
     The Company is currently under audit in several jurisdictions for the tax years 2001 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.
10. Earnings Per Share
     The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended		Nine months ended
	June 30,		June 30,
	2009	2008	2009	2008
Numerator:
Numerator for basic earnings per share	$85,548	$100,672	$240,425	$296,195
Effect of assumed conversion of 0.50% convertible notes	—	985	1,486	2,955

Numerator for diluted earnings per share	$85,548	$101,657	$241,911	$299,150

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	202,750	206,329	202,624	207,069
Effect of assumed conversion of 0.50% convertible notes	24	10,436	5,257	10,436
Effect of dilutive stock options granted	277	1,973	281	2,441
Effect of restricted stock issued	464	382	352	369

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	203,515	219,120	208,514	220,315

Basic earnings per share	$0.42	$0.49	$1.19	$1.43

Diluted earnings per share	$0.42	$0.46	$1.16	$1.36

     For the three and nine months ended June 30, 2009 and the three and nine months ended June 30, 2008, 21,657, 22,024, 15,406 and 12,733 shares, respectively were attributable to antdilutive outstanding stock options and therefore were not included in the calculation of diluted earning per share.
11. Repurchase of Securities
     In August 2007, the Company announced that its board of directors had authorized a share repurchase plan allowing the repurchase of up to $400,000 of its outstanding ordinary shares. The authorization permitted the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. During the nine months ended June 30, 2009, the Company repurchased 468 ordinary shares under this repurchase program, at an average price of $26.90 per share (excluding broker and transaction fees). The Company had remaining authority, as of June 30, 2009, to repurchase up to $82,723 of its ordinary shares under this plan. The Company did not conduct any repurchases under the plan subsequent to June 30, 2009, and as of August 2009, its authority to conduct repurchases of its ordinary shares expired.

     During the first quarter of fiscal 2009, the Company purchased $100,000 aggregate principal amount of its 0.50% convertible notes at an average price of 98% of the principal amount, excluding accrued interest and transaction fees. During the second quarter of fiscal 2009, the Company purchased $18,200 aggregate principal amount of the notes at an average price of 99.6% of the principal amount, excluding accrued interest and transaction fees. In March 2009, holders of the notes tendered to the Company for repurchase $330,780 aggregate principal amount of notes and the Company purchased the tendered notes for cash. The Company funded these purchases using proceeds from its five-year revolving credit facility as described in Note 12. As of June 30, 2009, $1,020 aggregate principal amount of the notes remained as obligations of the Company, due 2024, in accordance with their terms.
12. Financing Arrangements
     In November 2007, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of the Company’s ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based on the Company’s credit ratings. As of June 30, 2009, the Company was in compliance with financial covenants under the revolving credit facility. During the first and second quarters of fiscal 2009, the Company borrowed an aggregate of $450,000 under the facility and used the proceeds to repurchase its outstanding notes as described in Note 11. During the third quarter of fiscal 2009, the Company repaid $150,000 of such $450,000 borrowings. The $300,000 remaining balance of the credit facility accrues interest at rate equal to LIBOR plus a 42.5 basis points margin.
13. Stock Option and Incentive Plan
     In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the “Plan”), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. In 2008, the maximum number of ordinary shares authorized to be granted under the Plan was increased from 46,300 to 55,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.
     The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the nine-month period ended June 30, 2009:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Term
Outstanding as of October 1, 2008	22,387.7	$32.89
Granted	3,466.4	18.41
Exercised	(173.0)	11.68
Forfeited	(2,961.1)	34.22

Outstanding as of June 30, 2009	22,720.0	$30.67	5.86

Exercisable as of June 30, 2009	14,059.5	$32.68	4.12

     The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the nine-month period ended June 30, 2009:

		Weighted
	Number of	Average Grant
	Shares	Date Fair Value
Outstanding unvested shares as of October 1, 2008	1,105.1	$33.78
Granted	553.5	18.12
Vested	(249.8)	33.93
Forfeited	(215.0)	35.88

Outstanding unvested shares as of June 30, 2009	1,193.8	$26.11

     As of June 30, 2009, there was $49,531 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.
     Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment,” a revision of SFAS No. 123 (“SFAS No. 123(R)”) and Staff Accounting Bulletin No. 107 (“SAB No. 107”), which provides supplemental implementation guidance on SFAS No. 123(R).
     Employee equity-based compensation pre-tax expense under SFAS No. 123(R) for the three and nine months ended June 30, 2009 and 2008 was as follows:

	Three months ended June 30,		Nine months ended June 30,
	2009	2008	2009	2008
Cost of service	$6,115	$5,999	$16,776	$17,712
Research and development	1,238	1,104	3,277	3,626
Selling, general and administrative	2,044	8,978	13,278	22,372

Total	$9,397	$16,081	$33,331	$43,710

     The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended June 30, 2009 and 2008 was $1,274 and $1,395, respectively, and for the nine months ended June 30, 2009 and 2008 was $4,324 and $4,225, respectively.
     The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards and recognizes compensation costs using the graded vesting attribution method. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

	Three months ended June 30,		Nine months ended June 30,
	2009	2008	2009	2008
Risk-free interest rate (1)	2.12%	3.23%	1.93%	3.23%
Expected life of stock options (2)	4.50	4.50	4.46	4.30
Expected volatility (3)	0.351	0.347	0.488	0.333
Expected dividend yield (4)	None	None	None	None
Fair value per option	$6.81	$9.95	$7.57	$10.51

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.

(2)	Expected life of stock options is based upon historical experience.

(3)	Expected volatility is based on a combination of implied volatility of the Company’s traded options and historical stock price volatility (“blended volatility”).

(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.
     Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
14. Operational Efficiency and Cost Reduction Programs
     In accordance with SFAS No.112 “Employers’ Accounting for Post Employment Benefits” (“SFAS No. 112”) and SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), the Company recognized a total of $0 and $15,140 in restructuring charges in the three and nine months ended June 30, 2009, respectively, as described below.

     In the three months ended December 31, 2008, the Company commenced a series of measures designed to align its operational structure to its expected future activities and to improve efficiency. As part of this plan, the Company recorded a charge of $14,187 consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world.
     The restructuring accrual for this cost reduction program is comprised of the following as of June 30, 2009:

Employee
Separation Costs
Balance as of October 1, 2008	$—
Charge in first quarter of fiscal 2009	14,187
Cash payments	(11,852)
Adjustment (*)	(397)

Balance as of June 30, 2009	$1,938

(*)	Primarily relates to foreign exchange impacts
     In addition, the Company recorded in the first quarter of fiscal 2009 a charge of $953 related to the cost reduction program commenced in the fourth quarter of fiscal 2008, consisting primarily of employee separation costs. As of June 30, 2009, $11,384 of the costs associated with this plan had been paid in cash.
     The restructuring accrual for this cost reduction program is comprised of the following as of June 30, 2009:

Employee
Separation Costs
Balance as of October 1, 2008	$10,190
Charge in first quarter of fiscal 2009	953
Cash payments	(9,458)
Adjustment(*)	(1,107)

Balance as of June 30, 2009	$578

(*)	Primarily relates to foreign exchange impacts
     The expenses related to the Company’s operational efficiency and cost reduction programs are included in the restructuring charges and in-process research and developments caption of the income statement.
15. Contingencies
     Legal Proceedings
     The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
     The Company generally sells its products with a limited warranty for a period of 90 days. The Company’s policy is to account for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the nine months ended June 30, 2009 and 2008.
     The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations and in its consolidated financial statements.

Item 2. Operating and Financial Review and Prospects
Forward Looking Statements
     This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.
     Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal 2008 that we filed on December 8, 2008 with the U.S. Securities and Exchange Commission (“SEC”).
Overview of Business and Trend Information
     Amdocs is a leading provider of software and services for providers of communications, media and entertainment services. Although our market focus has traditionally been primarily Tier 1 and Tier 2 service providers in developed markets, we also focus on Tier 3 and 4 providers in these markets, and on providers in emerging markets, such as the Commonwealth of Independent States, Asia-Pacific and Latin America.
     We develop, implement and manage software and services associated with the business-support systems and operational-support systems (BSS and OSS) that enable service providers to deliver a better customer experience, by, for example, introducing products quickly, understanding their customers more deeply, processing orders efficiently and solving problems productively. We refer to these systems collectively as “customer experience systems” because of the crucial impact and increasing importance these systems have on the service providers’ end-user experience.
     We believe the demand for our customer experience systems is primarily driven by the need for service providers to anticipate and respond to market dynamics. In established markets, service providers are transforming their businesses as they attempt to derive revenue and profit from Internet protocol (IP)-based digital content and commerce services, while confronting increased competition from non-traditional competitors, including major Internet companies, handset manufacturers and network equipment providers. In emerging markets, many startup operations are introducing communications services to markets for the first time, coping with massive scale and relatively rapid growth; other companies are undergoing consolidations as providers with global brands seek to do business in these new geographies. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe they will succeed by differentiating their offerings by delivering a customer experience that is simple, personal and valuable at every point of service. We refer to this type of customer experience as the “intentional customer experience.” We seek to address these market forces through a strategy of forward-looking product development and holistic, vertical integration encompassing all systems from the customer to the network. Our goal is to supply software products and services that provide functionality and flexibility to service providers as they — and their markets — grow and change.
     We also offer a full range of directory sales and publishing systems and related services, which we refer to as “directory systems,” for publishers of both traditional printed yellow and white page directories and electronic Internet directories. We believe that we are a leading provider of directory systems in most of the markets we serve.
     As was the case in the second quarter of fiscal 2009, difficult economic conditions continued to impact our customers’ buying decisions during the third quarter. Our customers remain cautious in committing to new projects, especially for large transformational projects, which continues to impact the pace at which we are able to close new deals and, therefore our revenue. We had previously anticipated operating in this difficult environment during the quarter, and were able to protect our profitability and adjust our cost structure to current business conditions.

     The prospects for the balance of fiscal 2009 still remain uncertain and customer activity levels remain modest. As a result, we anticipate that our revenue may continue to trend down as compared to the third fiscal quarter, albeit at a moderating pace, until we see demand improve. In addition, we continue to focus on our profitability by carefully managing our cost structure in a year when we expect revenue to decline from the previous year, as well as invest in our future, including in research and development, so that we can continue to provide the best products and services to our industry. We believe we are well-positioned for growth when economic conditions improve.
     We believe that, in these challenging economic times, service providers will seek to work with large, stable, well-capitalized vendors, creating an advantage for Amdocs against smaller vendors. In addition, by combining an integrated product offering and domain expertise with a track record of success in large-scale system delivery, we strive to reduce project risk for our customers. We believe that this is a competitive differentiator for Amdocs versus systems integrators and enterprise software vendors. In the meantime, we are conducting our business with discipline to protect margins and cash flow, and continue to invest in growth drivers, such as broadband cable and satellite, OSS, managed services, emerging markets and the digital lifestyle (through our Amdocs Interactive offerings), that we believe will strengthen our market-leading position when the economy recovers.
     We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In the three and nine months ended June 30, 2009, customers in North America, Europe and the rest of the world accounted for 76.5%, 12.2% and 11.3% and 75.6%,14.0% and 10.4% of our revenue, respectively. We maintain development facilities in China, Cyprus, India, Ireland, Israel and the United States.
     We derive our revenue principally from:
•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	the sale of high-level business consulting that includes services to advise on, transform, integrate and optimize technology and business processes,

•	managed services in our domain expertise, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.
     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced or volume of data processed, depending on the specific contract terms of the managed services arrangement. Revenue from ongoing support services is recognized as work is performed or based on straight line over the service period.
     Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.
     As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.
     Revenue from managed services arrangements is included in both license and service revenue and includes data center and infrastructure management, application management and ongoing support, systems modernization and consolidation, business process operations support and end-to-end transformational business process outsourcing. Revenue generated in connection with managed services arrangements is a significant part of our business, accounting for approximately 40% of our total revenue in the nine months ended June 30, 2009 and 2008, and these arrangements generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our managed services projects, we may invest in modernization and consolidation of the customer’s systems. Invoices are usually structured on a periodic fixed or unit charge basis. Managed services projects can be less profitable in the initial period, however, margins tend to improve over time as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.
Recent Accounting Standards
     In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised), Business Combinations (“SFAS No. 141(R)”). SFAS No.141(R) significantly changes the accounting for business combinations and establishes principles and requirement for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141(R) applies to us prospectively for business combinations for which the acquisition date is on or after October 1, 2009.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders’ equity, the elimination of “minority interest” accounting in results of operations and changes in the accounting for both increases and decreases in a parent’s controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and early adoption is prohibited. We do not expect that the application of SFAS No. 160 will have a material impact on our consolidated results of operations and financial condition.

Adoption of New Accounting Standards
     In April 2009, FASB issued FASB Staff Position (“FSP”) FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No. 157-4”). FSP No. 157-4 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased in relation to normal market activity for the asset or liability. FSP No. 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly and when the use of multiple (or different) valuation techniques may be warranted and considered. In addition, FSP No. 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. We adopted FSP No. 157-4 on April 1, 2009, which did not have a material impact on our financial statements.
     In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP No. 115-2/124-2”). FSP No. 115-2/124-2 clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired; provides guidance on the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income; and expands the disclosures required for other-than-temporary impairments for debt and equity securities. FSP No. 115-2/124-2 requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis. If either of those criteria is met, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. We adopted FSP No. 115-2/124-2 on April 1, 2009, and reclassified the $1,783 noncredit related portion of other than temporary impairment losses recognized in prior period earnings as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009. Please see Note 5 to our unaudited Consolidated Financial Statements.
     In April 2009, the FASB issued FSP FAS No. 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP No. 107-1/APB 28-1”). FSP No. 107-1/APB 28-1 requires interim disclosures regarding the fair value of financial instruments that are within the scope of FAS 107, “Disclosures about Fair Value of Financial Instruments.” Additionally, FSP No. 107-1/APB 28-1 requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from prior periods. FSP No. 107-1/APB 28-1 does not change the accounting treatment for these financial instruments. We adopted FSP No. 107-1/APB 28-1 on April 1, 2009. Please see Note 4 to our unaudited Consolidated Financial Statements.
     In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). The provisions of SFAS No. 165 set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may have occurred for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. We adopted SFAS No. 165 on April 1, 2009. Please see Note 1 to our unaudited Consolidated Financial Statements.
     On January 1, 2009, the Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133. SFAS No. 161 requires entities to provide greater transparency through additional disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. Our adoption of SFAS No. 161 did not impact our consolidated financial results as it requires additional disclosure, rather than a change in accounting. Please see Note 6 to our unaudited Consolidated Financial Statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In October 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP No. 157-3”). FSP No.157-3 clarifies the application of SFAS No. 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective October 1, 2008, we adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS No. 157 for financial assets and financial liabilities did not have a material impact on our results of operations or the fair values of our financial assets and liabilities. Please see Note 4 to our unaudited Consolidated Financial Statements.
     In February 2008, the FASB issued FSP No. SFAS No. 157-2, Effective Date of SFAS No. 157, which provides a one-year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). We are currently assessing the impact that SFAS No. 157-2 will have on our results of operations and financial position when it is applied to nonfinancial assets and nonfinancial liabilities beginning in the first quarter of fiscal 2010.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of SFAS No. 115 (“SFAS No. 159”), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. Effective October 1, 2008, we adopted SFAS No. 159, but we have not elected the fair value option for any eligible financial instruments as of June 30, 2009.
Operational Efficiency and Cost Reduction Program
     In the first quarter of fiscal 2009, we commenced a series of measures designed to align our operational structure to our expected future activities and to improve efficiency, including reductions in headcount and restrictions on travel expenses and other discretionary costs. As part of this plan, we recorded a charge of $14.2 million consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world.
     In the first quarter of fiscal 2009, we recorded an additional charge of $0.9 million related our cost reduction program commenced in the fourth quarter of fiscal 2008, consisting primarily of employee separation costs.
Results of Operations
     The following table sets forth for the three and nine months ended June 30, 2009 and 2008 certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Three months		Nine months
	ended		ended
	June 30,		June 30,
	2009	2008	2009	2008
Revenue:
License	3.8%	4.3%	5.0%	4.0%
Service	96.2	95.7	95.0	96.0

	100.0	100.0	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1	0.1	0.1
Cost of service	64.0	64.4	64.1	63.9
Research and development	7.4	6.8	7.4	7.2
Selling, general and administrative	11.8	12.8	11.9	12.9
Amortization of purchased intangible assets	3.2	2.8	3.0	2.8
Restructuring charges, in-process research and development and other	—	0.2	1.0	0.1

	86.5	87.1	87.5	87.0

Operating income	13.5	12.9	12.5	13.0
Interest income (expense) and other, net	0.4	0.8	0.0	1.0

Income before income taxes	13.9	13.7	12.5	14.0
Income taxes	1.5	1.4	1.3	1.3

Net income	12.4%	12.3%	11.2%	12.7%

Nine Months Ended June 30, 2009 and 2008
     The following is a tabular presentation of our results of operations for the nine months ended June 30, 2009 compared to the nine months ended June 30, 2008. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Nine months ended
	June 30,		Increase (Decrease)
	2009	2008	Amount	%
	(in thousands)

Revenue:
License	$107,879	$93,570	$14,309	15.3%
Service	2,047,309	2,243,249	(195,940)	(8.7)

	2,155,188	2,336,819	(181,631)	(7.8)

Operating expenses:
Cost of license	2,097	2,267	(170)	(7.5)
Cost of service	1,381,825	1,493,134	(111,309)	(7.5)
Research and development	160,113	168,240	(8,127)	(4.8)
Selling, general and administrative	256,305	300,963	(44,658)	(14.8)
Amortization of purchased intangible assets	63,594	66,302	(2,708)	(4.1)
Restructuring charges and in-process research and development	20,780	1,780	19,000	1067.4

	1,884,714	2,032,686	(147,972)	(7.3)

Operating income	270,474	304,133	(33,659)	(11.1)
Interest (expense) income and other, net	(1,014)	23,797	(24,811)	(104.3)

Income before income taxes	269,460	327,930	(58,470)	(17.8)
Income taxes	29,035	31,735	(2,700)	(8.5)

Net income	$240,425	$296,195	$(55,770)	(18.8)%

     Revenue. Total revenue decreased by $181.6 million, or 7.8%, to $2,155.2 million in the nine months ended June 30, 2009, from $2,336.8 million in the nine months ended June 30, 2008. Revenue in the nine months ended June 30, 2009 was affected by the continuing downturn in macroeconomic conditions, which resulted in slow pace of new project signings across our business. The decrease in revenue was primarily attributable to foreign exchange impacts, the decrease in project revenue primarily from customers in Europe and a decrease in revenue from directory customers. These revenue decreases were partially offset by increases in revenue from cable and satellite customers and in revenue from managed services telecommunications customers.
     License revenue in the nine months ended June 30, 2009 increased by $14.3 million, or 15.3%, to $107.9 million in the nine months ended June 30, 2009, from $93.6 million in the nine months ended June 30, 2008, primarily due to progress on projects with relatively higher portions of license fees.

     License and service revenue attributable to the sale of customer experience systems decreased by $121.0 million, or 5.7%, to $2,016.8 million in the nine months ended June 30, 2009, from $2,137.8 million in the nine months ended June 30, 2008. The decrease was primarily attributable to foreign exchange impacts and to a decrease in project revenue primarily from customers in Europe, partially offset by an increase in revenue attributable to cable and satellite customers and in revenue from managed services arrangements. License and service revenue resulting from the sale of customer experience systems represented 93.6% and 91.5% of our total revenue in the nine months ended June 30, 2009 and 2008, respectively.
     License and service revenue attributable to the sale of directory systems decreased by $60.7 million, or 30.5%, to $138.3 million in the nine months ended June 30, 2009, from $199.0 million in the nine months ended June 30, 2008. The decrease was primarily attributable to a decrease in projects for our existing customers. License and service revenue from the sale of directory systems represented 6.4% and 8.5% of our total revenue in the nine months ended June 30, 2009 and 2008, respectively.
     In the nine months ended June 30, 2009, revenue from customers in North America, Europe and the rest of the world accounted for 75.6%, 14.0% and 10.4%, respectively, of total revenue compared to 69.0%,17.0% and 14.0%, respectively, in the nine months ended June 30, 2008. The increase in revenue in absolute amounts contributed from customers in North America was primarily attributable to revenue from cable and satellite customers partially offset by foreign exchange impacts. The decrease in revenue contributed from customers in Europe was primarily attributable to completion of projects, a decrease in the pace of new project commitments and foreign exchange impacts. The decrease in revenue contributed from customers in the rest of the world was primarily attributable to completion of projects, a decrease in the pace of new project commitments, a decrease in revenue attributable to the sale of directory systems and foreign exchange impacts.
     Cost of License and Service. Cost of license mainly includes royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. Cost of license and service decreased by $111.5 million, or 7.5%, to $1,383.9 million in the nine months ended June 30, 2009, from $1,495.4 million in the nine months ended June 30, 2008. As a percentage of revenue, cost of license and service was 64.2% in the nine months ended June 30, 2009, compared to 64.0% in the nine months ended June 30, 2008. Our cost of service in the nine months ended June 30, 2009 was affected by the overall decrease in our revenue, the effects of our cost savings programs, our expansion into lower cost jurisdictions and foreign exchange impacts, partially offset by our managed services activities for customer experience system arrangements. Margins from existing managed services tend to improve over time as we realize synergies, create cost efficiencies and improve business processes.
     Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $8.1 million, or 4.8%, to $160.1 million in the nine months ended June 30, 2009, from $168.2 million in the nine months ended June 30, 2008. As a percentage of revenue, research and development expense was 7.4% in the nine months ended June 30, 2009, compared to 7.2% in the nine months ended June 30, 2008. The decrease in research and development expense was primarily attributable to the effects of our cost savings programs, as well as to changes in the geographical mix of our research and development resources. We believe that our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.
     Selling, General and Administrative. Selling, general and administrative expense decreased by $44.7 million, or 14.8%, to $256.3 million in the nine months ended June 30, 2009, from $301.0 million in the nine months ended June 30, 2008. Selling, general and administrative expense is primarily comprised of compensation expense. The decrease in selling, general and administrative expense was primarily attributable to the effects of our cost savings programs and foreign exchange impacts.
     Amortization of Purchased Intangible Assets. Amortization of purchased intangible assets decreased by $2.7 million, or 4.1%, to $63.6 million in the nine months ended June 30, 2009, from $66.3 million in the nine months ended June 30, 2008. The decrease in amortization of purchased intangible assets was primarily due to purchased intangible assets that were fully amortized, partially offset by amortization of intangible assets related to small acquisitions in fiscal 2008 and the first quarter of fiscal 2009.
     Restructuring Charges and In-Process Research and Development. Restructuring charges and in-process research and development in the nine months ended June 30, 2009 consisted of a $15.1 million restructuring charge related primarily to our restructuring plan in the first quarter of fiscal 2009 and a $5.7 million charge for the write-off of purchased in-process research and development related to a small acquisition during the first quarter of fiscal 2009. Restructuring charges and in-process research and development in the nine months ended June 30, 2008 consisted of a $1.8 million write-off of purchased in-process research and development related to an immaterial fiscal 2008 acquisition.
     Operating Income. Operating income decreased by $33.6 million, or 11.1%, to $270.5 million in the nine months ended June 30, 2009, from $304.1 million in the nine months ended June 30, 2008. The decrease in operating income was primarily attributable to the decrease in revenue, restructuring and in-process research and development charges in the first quarter of fiscal 2009, foreign exchange impacts and our managed services activities for customer experience system arrangements, partially offset by the effects of our cost savings programs and expansion into lower cost jurisdictions.
     Interest (Expense) Income and Other, Net. Interest (expense) income and other, net decreased by $24.8 million to expense of $1.0 million in the nine months ended June 30, 2009, from income of $23.8 million in the nine months ended June 30, 2008. The decrease in interest (expense) income and other, net, is primarily attributable to lower income on our short-term interest-bearing investments due to current market conditions and to foreign exchange impacts.
     Income Taxes. Income taxes for the nine months ended June 30, 2009 were $29.0 million on pretax income of $269.5 million, resulting in an effective tax rate of 10.8%, compared to 9.7% in the nine months ended June 30, 2008. Of the increase in our effective tax rate, approximately 5.2% was attributable to changes in the tax reserves, approximately 2.3% was attributable to a tax benefit resulting from a lapse of statute of limitations in the nine months ended June 30, 2008, which was partially offset by approximately 3.8% attributable to the geographical distribution of earnings from global operations, approximately 1.9% attributable to changes in the valuation allowances, and the remaining difference was attributable to the net effect of acquisition-related costs (which include amortization of purchased intangible assets, and in-process research and development), restructuring charges and equity-based compensation expense. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.
     Net Income. Net income decreased by $55.8 million, or 18.8%, to $240.4 million in the nine months ended June 30, 2009, from $296.2 million in the nine months ended June 30, 2008. The decrease in net income was attributable mainly to the decrease in operating income and the decrease in interest (expense) income and other, net.
     Diluted Earnings Per Share. Diluted earnings per share decreased by $0.2, or 14.7%, to $1.16 in the nine months ended June 30, 2009, from $1.36 in the nine months ended June 30, 2008. The decrease in diluted earnings per share resulted primarily from the decrease in net income, partially offset by the decrease in diluted weighted average numbers of shares outstanding resulting primarily from the repurchase and redemption of our convertible notes and repurchase of our shares in fiscal 2008. Please see Note 10 to our unaudited Consolidated Financial Statements.
Three Months Ended June 30, 2009 and 2008
     The following is a tabular presentation of our results of operations for the three months ended June 30, 2009 compared to the three months ended June 30, 2008. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended
	June 30,		Increase (Decrease)
	2009	2008	Amount	%
	(in thousands)

Revenue:
License	$26,075	$35,244	$(9,169)	(26.0)%
Service	664,190	785,044	(120,854)	(15.4)

	690,265	820,288	(130,023)	(15.9)

Operating expenses:
Cost of license	537	555	(18)	(3.2)
Cost of service	441,777	528,437	(86,660)	(16.4)
Research and development	51,134	56,137	(5,003)	(8.9)
Selling, general and administrative	81,732	104,632	(22,900)	(21.9)
Amortization of purchased intangible assets	21,839	22,796	(957)	(4.2)
Restructuring charges and in-process research and development	—	1,780	(1,780)	(100.0)

	597,019	714,337	(117,318)	(16.4)

Operating income	93,246	105,951	(12,705)	(12.0)
Interest income (expense) and other, net	2,514	6,159	(3,645)	(59.2)

Income before income taxes	95,760	112,110	(16,350)	(14.6)
Income taxes	10,212	11,438	(1,226)	(10.7)

Net income	$85,548	$100,672	$(15,124)	(15.0)%

     Revenue. Total revenue decreased by $130.0 million, or 15.9%, to $690.3 million in the three months ended June 30, 2009, from $820.3 million in the three months ended June 30, 2008. Revenue in the three months ended June 30, 2009 was affected by the continuing downturn in macroeconomic conditions, which resulted in slow pace of new project signings across our business. The decrease in revenue was primarily attributable to a decrease in project revenue and foreign exchange impacts.

     License revenue decreased by $9.2 million, or 26.0%, to $26.1 million in the three months ended June 30, 2009, from $35.2 million in the three months ended June 30, 2008. The decrease in revenue was primarily attributable to completion of projects.
     License and service revenue attributable to the sale of customer experience systems decreased by $109.0 million, or 14.4%, to $647.9 million in the three months ended June 30, 2009, from $756.9 million in the three months ended June 30, 2008. The decrease was primarily attributable to a decrease in project revenue and to foreign exchange impacts. License and service revenue resulted from the sale of customer experience systems represented 93.9% and 92.3% of our total revenue in the three months ended June 30, 2009 and 2008, respectively.
     License and service revenue from the sale of directory systems decreased by $21.0 million, or 33.1%, to $42.4 million in the three months ended June 30, 2009, from $63.4 million in the three months ended June 30, 2008. The decrease was primarily attributable to a decrease in projects for our existing customers. License and service revenue from the sale of directory systems represented 6.1% and 7.7% of our total revenue in the three months ended June 30, 2009 and 2008, respectively.
     In the three months ended June 30, 2009, revenue from customers in North America, Europe and the rest of the world accounted for 76.5%, 12.2% and 11.3%, respectively, of total revenue compared to 69.5%, 16.2% and 14.3%, respectively, in the three months ended June 30, 2008. Revenue contributed from customers in North America, in absolute amounts, decreased, however, the decrease was less than the 15.9% decrease in our total revenue which resulted in an increase in revenue from customers in North America as a percentage of total revenue. The decrease in revenue from customers in North America, in absolute amounts, was primarily attributable to a decrease in project revenue and to foreign exchange impacts, which was partially offset by an increase in revenue attributable to cable and satellite customers. The decrease in revenue contributed from customers in Europe was primarily attributable to completion of projects, a decrease in the pace of new project commitments and foreign exchange impacts. The decrease in revenue contributed from customers in the rest of the world was primarily attributable to completion of projects, a decrease in the pace of new project commitments, a decrease in revenue attributable to the sale of directory systems and foreign exchange impacts.
     Cost of License and Service. Cost of license mainly includes royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. Cost of license and service decreased by $86.7 million, or 16.4%, to $442.3 million in the three months ended June 30, 2009, from $529.0 million in the three months ended June, 30, 2008. As a percentage of revenue, cost of license and service was 64.1% in the three months ended June 30, 2009, compared to 64.5% in the three months ended June 30, 2008. Our cost of service in the three months ended June 30, 2009 was affected by the overall decrease in our revenue, the effects of our cost savings programs, our expansion into lower cost jurisdictions and by foreign exchange impacts.
     Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $5.0 million, or 8.9%, in the three months ended June 30, 2009 to $51.1 million from $56.1 million in the three months ended June 30, 2008. As a percentage of revenue, research and development expense was 7.4% in the three months ended June 30, 2009, compared to 6.8% in the three months ended June 30, 2008. The decrease in research and development expense, in absolute amounts, was less than the 15.9% decrease in our total revenue which resulted in an increase in research and development expense as a percentage of revenue. The decrease in research and development expense, in absolute amounts, was primarily attributable to the effects of our cost savings programs, as well as to changes in the geographical mix of our research and development resources.
     Selling, General and Administrative. Selling, general and administrative expense decreased by $22.9 million, or 21.9%, to $81.7 million in the three months ended June 30, 2009, from $104.6 million in the three months ended June 30, 2008. Selling, general and administrative expense is primarily comprised of compensation expense. The decrease in selling, general and administrative expense was primarily attributable to the effects of our cost savings programs and foreign exchange impacts.
     Amortization of Purchased Intangible Assets. Amortization of purchased intangible assets in the three months ended June 30, 2009 was $21.8 million, compared to $22.8 million in the three months ended June 30, 2008.

     Operating Income. Operating income decreased by $12.7 million, or 12.0%, in the three months ended June 30, 2009, to $93.2 million, from $105.9 million, in the three months ended June 30, 2008. Operating income, as a percentage of revenue increased to 13.5% in the three months ended June 30, 2009 from 12.9% in the three months ended June 30, 2008. The decrease in operating income, in absolute amounts, was primarily attributable to the decrease in revenue and foreign exchange impacts, partially offset by the effects of our cost savings programs and expansion into lower cost jurisdictions.
     Interest Income (Expense) and Other, Net. Interest income (expense) and other, net decreased by $3.6 million in the three months ended June 30, 2009, or 59.2%, to income of $2.5 million from income of $6.2 million in the three months ended June 30, 2008. The decrease in interest income and other, net, is primarily attributable to lower income on our short-term interest-bearing investments due to current market conditions.
     Income Taxes. Income taxes for the three months ended June 30, 2009 were $10.2 million on pretax income of $95.8 million, resulting in an effective tax rate of 10.7%, compared to 10.2% in the three months ended June 30, 2008. Of the increase in our effective tax rate, approximately 10.9% related to changes in our tax reserves, approximately 7.0% was attributable to a tax benefit resulting from a lapse of statute of limitations in the nine months ended June 30, 2008, which was partially offset by approximately 9.6% attributable to the geographical distribution of earnings from global operations, approximately 7.1% attributable to changes in the valuation allowances, and the remaining difference was attributable to the net effect of acquisition-related costs (which include amortization of purchased intangible assets, and in-process research and development), and equity-based compensation expense. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.
     Net Income. Net income was $85.5 million in the three months ended June 30, 2009, compared to net income of $100.7 million in the three months ended June 30, 2008. The decrease in net income was mainly attributable to the decrease in our operating income and the decrease in interest income (expense) and other, net.
     Diluted Earnings Per Share. Diluted earnings per share decreased by $0.04, or 8.7% to $0.42 in the three months ended June 30, 2009, from $0.46 in the three months ended June 30, 2008. The decrease in diluted earnings per share resulted from the decrease in net income, partially offset by the decrease in diluted weighted average numbers of shares outstanding resulting primarily from the repurchase and redemption of our convertible notes and repurchase of our shares in fiscal 2008. Please see Note 10 to our unaudited Consolidated Financial Statements.
Liquidity and Capital Resources
     Cash, cash equivalents and short-term interest-bearing investments totaled $1,280.3 million as of June 30, 2009, compared to $1,244.4 million as of September 30, 2008. The increase was mainly attributable to $335.5 million in positive cash flow from operations and our $300.0 million net borrowing under our revolving credit facility, partially offset by $446.8 million used for the redemption and repurchase of our convertible notes, $61.9 in net cash paid for acquisitions, $65.5 million for capital expenditures and $20.0 million used to repurchase our ordinary shares pursuant to our share repurchase program. Net cash provided by operating activities amounted to $335.5 million and $305.5 million for the nine months ended June 30, 2009 and 2008, respectively.
     Our policy is to retain substantial cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next 12 months.
     Our interest-bearing investments are classified as available-for-sale securities. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income, net of tax. Such short-term interest-bearing investments consist primarily of U.S. government treasuries, U.S. agency securities, government guaranteed debt and corporate bonds. We have conservative investment policy guidelines and, consistent with these guidelines, in prior years we also purchased AAA asset-backed obligations and mortgages. Our interest-bearing investments are stated at fair value. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, as defined by under SFAS No.157, since these vendors either provide a quoted market price in an active market or use observable inputs. See Note 4 to our unaudited Consolidated Financial Statements. In the third quarter of fiscal 2009, we adopted FSP No. 115-2/124-2 and assessed whether the unrealized losses for the investments in our portfolio were other-than-temporary under this guidance. For securities that we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis to determine the portion of the impairment that relates to the credit loss. To the extent that the net present value of the projected cash flows was less than the amortized cost of the security, the difference is considered credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. The expected cash flows were discounted using the effective interest rate implicit in the security at the date of acquisition. Based on this assessment we recognized a credit loss of $0.7 million in the three months ended June 30, 2009. As of June 30, 2009, unrealized losses of $4.0 million related to other-than-temporarily impaired securities are included in accumulated other comprehensive loss.
     In November 2007, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based on our credit ratings. As of June 30, 2009, we were in compliance with the financial covenants under the revolving credit facility. During the six months ended March 31, 2009, we borrowed $450 million under the facility and used the proceeds to acquire our outstanding notes as described below. During the three months ended June 30, 2009, we repaid $150.0 million of the $450.0 million then outstanding under our credit facility. The $300.0 million remaining balance of the credit facility accrues interest at rate equal to LIBOR plus a 42.5 basis points margin.
     During the first quarter of fiscal 2009, using proceeds from our revolving credit facility, we purchased $100 million aggregate principal amount of our notes at an average price of 98% of the principal amount, excluding accrued interest and transaction fees. During the second quarter of fiscal 2009 we purchased $18.2 million aggregate principal amount of our 0.50% convertible notes at an average price of 99.6% of the principal amount, excluding accrued interest and transaction fees. In March 2009, the holders of the notes had tendered to us for repurchase of $330.8 million principal amount of 0.50% Notes of the $331.8 million then outstanding and we purchased the tendered 0.50% Notes for cash. We funded these purchases using proceeds from our five-year revolving credit facility as described above. As of June 30, 2009, $1.0 million principal amount of the 0.50% Notes remain as our obligations, due 2024, in accordance with their terms.
     As of June 30, 2009, we had outstanding letters of credit and bank guarantees from various banks totaling $17.5 million. As of June 30, 2009, we had outstanding obligations of $1.2 million in connection with leasing arrangements.
     We have contractual obligations for our convertible notes, financing arrangements, non-cancelable operating leases and purchase obligations summarized in the tabular disclosure of contractual obligations in our Annual Report on Form 20-F for our fiscal year ended September 30, 2008. Other than our purchase in the six months ended March 31, 2009 of $449.0 million aggregate principal amount of our notes using proceeds from our credit facility as described above, since September 30, 2008, there have been no material changes in our contractual obligations other than in the ordinary course of our business.
     Our capital expenditures were approximately $65.5 million in the nine months ended June 30, 2009. Approximately 90% of these expenditures consisted of purchases of computer equipment, and the remainder to leasehold improvements and furniture and fixtures. The capital expenditures in the nine months ended June 30, 2009 were mainly attributable to investments in our operating facilities and our development centers around the world. We fund our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.
     From time to time, we have engaged in share repurchase programs in which we repurchase our shares in the open market or privately negotiated transactions and at times and prices we deem appropriate.
     In August 2007, our board of directors authorized a share repurchase plan allowing the repurchase of up to $400 million of our outstanding ordinary shares. The authorization permitted us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In the first quarter of fiscal 2009, we repurchased approximately 0.5 million ordinary shares at an average price of $26.90 per share (excluding broker and transaction fees). We had authority, as of June 30, 2009, to repurchase up to $82.7 million of our ordinary shares under this plan. We did not conduct any repurchases under the plan subsequent to June 30, 2009, and as of August 2009, our authority to conduct repurchases of our ordinary shares expired.
Currency Fluctuations
     We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No.52, “Foreign Currency Translation”, our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominately denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group.
     During the nine months ended June 30, 2009 and 2008, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. As our customers may seek contracts that are denominated in currencies other than the U.S. dollar and as our operational activities outside of the United States increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.
PART II OTHER INFORMATION
Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities
Not applicable.
Item 2. Reports on Form 6-K
(a) Reports on Form 6-K
The Company furnished or filed the following reports on Form 6-K during the three months ended June 30, 2009:
(1) Form 6-K dated April 22, 2009
(2) Form 6-K dated May 12, 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED
/s/ Thomas G. O'Brien
Thomas G. O’Brien
Treasurer and Secretary Authorized U.S. Representative

Date: August 10, 2009